Mail Stop 0510

      April 22, 2005

By U.S. Mail and facsimile to (404)949-2040

Mr. Jack P. Healey
Industrial Distribution Group, Inc.
Senior Vice President and Chief Financial Officer
950 East Paces Ferry Road, Suite 1575
Atlanta, Georgia 30326

Re:	Industrial Distribution Group, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 001-13195


Dear Mr. Healey:

      We have reviewed your response letter dated April 18, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

1. We note your response to our prior comment eight. Please consider revising your disclosure in your business section and management`s discussion and analysis to better describe the actual activity of your service revenue. The disclosure as it currently stands may indicate to a reader that service revenue is a more material aspect of the business than it actually is. Supplementally, confirm to us your intentions in this regard.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. Jack P. Healey
April 22, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE